HAWAIIAN HOLDINGS, INC.

July 5, 2006

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:        Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 23, 2006
File No. 001-31443

and

Form 10-Q for the quarter ended March 31, 2006
Filed May 9, 2006
File No. 001-31443

Dear Ms. Cvrkel:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated June 22, 2006 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. This letter will respond to each of your comments in the order presented in your letter. The Staff’s comments from the June 22, 2006 letter are reproduced below in bold-faced text followed by the Company’s respective responses. A courtesy copy of the filing has been forwarded to Ms. Heather Tress via facsimile transmission at the number listed above. References herein to Hawaiian refer to Hawaiian Airlines, Inc., a wholly owned subsidiary of the Company.

Annual Report on Form 10-K for the year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 40

1.              Please identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition and operating performance in future filings. For example, in your risk factors (page 16), you disclose that Boeing has discontinued production of the 717 aircraft and the availability of parts may become limited in future years. What impact will this event have on your expenses and profit and how will your liquidity be affected?  Please consider the MD&A guidance in SEC Release Nos. 33-8350, 34-48960, and FR-72 and revise future filings if significant.

The Company acknowledges the Staff’s comment and will provide such expanded disclosures in future filings.

Critical Accounting Policies, page 44

Frequent Flyer Accounting, page 49

2.              We note that you recognize revenue from the sale of mileage credits when the transportation is likely to be provided. Please provide us with further information as to how you determine when the service is likely to be provided versus when it is actually provided.

Consistent with most airlines operating a frequent flyer program, in addition to awarding mileage credits to passengers traveling on Hawaiian flights, which are accounted for at incremental cost, Hawaiian also sells mileage credits to third parties, such as credit card companies, hotels and rental car agencies, which results in the recording of deferred revenue. Although there is a different basis of accounting for mileage credits earned by traveling on Hawaiian flights compared to mileage credits earned through the third party arrangements, the actual mileage credits are commingled in members’ frequent flyer accounts. Therefore, when a member of Hawaiian’s frequent flyer program redeems mileage credits for a travel award, it is not possible to specifically identify the original source of the mileage credits being used. As a result, in accounting for the deferred revenue related to the sale of mileage credits, the Company amortizes the deferred revenue into revenue on a straight-line basis over the historical usage period of the frequent flyer mileage credits. The historical usage period is based on a study periodically performed by the Company to determine the average period of time between when a mileage credit is earned by a member of Hawaiian’s frequent flyer program and when the transportation resulting from the redemption of mileage credits is provided by Hawaiian. The Company believes this accounting treatment is consistent with industry practice in this area.

Financial Statements

Hawaiian Holdings, Inc.

Consolidated Statements of Operations, page F-2

3.              Other operating expenses approximate 20% of total operating expenses. Please provide to us a detailed listing of amounts recorded in “Other” operating expenses totaling $105,353 and consider recaptioning these expenses to more specifically identify the nature of such costs.

As you requested, following is a detailed listing of the significant components of other operating expense for the year ended December 31, 2005 (in thousands).

Aircraft and passenger servicing	$29,093
Selling and distribution costs (other than commissions)	20,905
Accounting and other professional and technical services	16,710
Insurance	9,187
Other outside services purchased	7,754
Personnel expenses	5,862
Legal services	5,322
Communications and utilities	3,723
Taxes (other than income taxes)	2,867
Other supplies	1,654
Other	2,276
$105,353

Beginning with the Annual Report on Form 10-K for the year ending December 31, 2006, the Company will add the following expense captions to the face of its statement of operations:

•                  Aircraft and passenger servicing

•                  Selling and distribution costs

Consolidated Balance Sheets, page F-3

4.              Please explain to us the line item “Losses in excess of investment in Hawaiian Airlines, Inc.” and the basis of accounting that resulted in this balance.

Upon the de-consolidation of Hawaiian, which is discussed more fully in the Company’s response to Comment No. 7 below, the Company accounted for its investment in Hawaiian under the cost method because the Company did not have control or the ability to exert significant influence over Hawaiian subsequent to the appointment of the Chapter 11 trustee. The Company’s investment in Hawaiian as of the de-consolidation date was significantly negative due to Hawaiian’s losses in excess of the Company’s investment in Hawaiian during the period over which the Company had controlled and consolidated Hawaiian. Therefore, the Company reclassified the negative investment in Hawaiian to a noncurrent deferred credit captioned “Losses in excess of investment in Hawaiian Airlines”. The Company did not believe there was any reasonable basis for crediting income or directly crediting shareholders’ deficit for the negative basis in Hawaiian at that time, as the credit had not been “earned” and the Company continued to participate in Hawaiian’s bankruptcy process as a party-in-interest. When the Company regained control of Hawaiian, the “Losses in excess of investment in Hawaiian Airlines” was considered in the purchase price allocation discussed in the Company’s response to Comment No. 7 below. Had another plan of reorganization not involving the Company been confirmed, and had the Company been released of any potential liability resulting from its ownership, then recognition of the credit as a gain would have been appropriate at that time. That, however, did not occur in this situation.

Consolidated Statements of Cash Flows, page F-5

5.              Please reconcile the $113,685 cash inflow for the acquisition of Hawaiian Airlines with the net of cash paid and received in the acquisition in Note 4 on page F-14.

The $113.7 million cash inflow from the acquisition of Hawaiian represents the cash and cash equivalents of Hawaiian at the time of its emergence from bankruptcy that was acquired by the Company when it regained control of Hawaiian. As such, the $113.7 million cash inflow reflected in the consolidated statement of cash flows on page F-5 agrees to the cash and cash equivalents reflected in the purchase price allocation on page F-15. The $113.7 million of cash and cash equivalents of Hawaiian is net of the cash payments of $48.3 million made to holders of claims against Hawaiian, as reflected in the purchase consideration reflected on page F-14. The other elements of the purchase consideration (the issuance of common stock and subordinated convertible notes by the Company and the accrual of estimated unpaid claims) were non-cash transactions. As a result, net cash was acquired by the Company and was reported as a component of cash provided from investing activities, consistent with the treatment of the transaction as a business combination.

Note 3. Summary of Significant Accounting Policies, page F-8

6.              We note that you pay maintenance reserves under aircraft leases based on utilization. Please tell us and revise your accounting policies in note 3 to describe how you account for such payments.

Each of Hawaiian’s aircraft lease agreements specifically provides that Hawaiian, as lessee, is responsible for maintenance of the leased aircraft. In addition, Hawaiian’s aircraft lease agreements also include provisions requiring Hawaiian to pay reserves into a fund maintained by the lessors to use for maintenance in order to protect the lessor in the event Hawaiian does not maintain the aircraft. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers selected by Hawaiian that furnish services in connection with maintenance of the leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, Hawaiian must pay the shortfall because, as noted above, Hawaiian is legally responsible for maintaining the leased aircraft. Because (i.) such payments are contractually related to maintenance of the leased aircraft and (ii.) paragraph 5.j. of Statement of Financial Accounting Standards No. 13, Accounting for Leases, specifically excludes executory costs such as maintenance from the determination of minimum lease payments, the Company does not include these payments in periodic rental expense, but rather accounts for them in accordance with its maintenance accounting policy.

The current AICPA Industry Audit Guide, Audits of Airlines (the “Audit Guide”) provides four acceptable methods of accounting for heavy maintenance activities by an airline(1). The Company’s accounting policy for both owned and leased aircraft is to expense the costs of maintenance activities as incurred. In applying this policy to payments made to a third party, the Company believes that maintenance expense should be recognized when the maintenance activities occur, consistent with its maintenance accounting policy, unless all cost risk associated with the maintenance activities has been transferred to the third party. In general, in the airline industry, this transfer of cost risk occurs only in power-by-the-hour agreements with third-party maintenance providers, under which payments are made to the maintenance provider based on a fixed rate and the maintenance provider is fully and contractually responsible for providing the maintenance without any further adjustments to the payments made by the airline.

(1)             In May 2006, the Financial Accounting Standards Board issued a proposed FASB Staff Position, Accounting for Planned Major Maintenance Activities, that would prohibit use of the accrue-in-advance method to account for planned major maintenance activities.  If adopted, the guidance in the proposed FASB Staff Position would be effective for the first fiscal year beginning after December 15, 2006, with early adoption permitted.

The maintenance reserves required under Hawaiian’s lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. The Company remains solely responsible for maintaining the aircraft under an FAA-approved maintenance program and maintains the right to select any FAA-approved third-party maintenance provider or perform the maintenance internally. As a result, the Company records these amounts as prepaid maintenance on the balance sheet and then recognizes maintenance expense when the underlying maintenance is performed, in accordance with the Company’s maintenance accounting policy. The Company does not believe the ultimate disposition of any potential excess funds at the end of the lease term impacts its maintenance accounting policy due to the lack of cost risk transfer discussed above. The Company is also aware that the Audit Guide is presently being updated by a task force established by the AICPA to address numerous matters that have arisen in the airline industry since the original issuance of the Audit Guide. It is the Company’s understanding, based on discussions to date, that the updated Audit Guide will call for a deposit or prepaid expense method to be used, with expense recorded when the actual maintenance event occurs if a third-party maintenance arrangement does not meet cost risk transfer criteria. The Company’s current accounting policy is consistent with this approach.

In response to the Staff’s comment, the Company will revise the footnote disclosure in future filings, beginning with the Form 10-K for the year ending December 31, 2006 as follows (additional disclosure underlined for emphasis):

Aircraft maintenance and repairs are charged to operations as incurred, except for charges for maintenance and repairs incurred under power-by-the-hour maintenance contracts that are accrued and expensed based on hours flown. Maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities are recorded as prepaid maintenance and then recognized as maintenance expense when the underlying maintenance is performed. Modifications that significantly enhance the operating performance and/or extend the useful lives of property and equipment are capitalized and amortized over the lesser of the remaining life of the asset or the lease term, as applicable.

Additionally, the Company will include a discussion of its accounting for maintenance and repair costs, including its accounting for maintenance reserves, in Critical Accounting Policies, beginning with the Form 10-Q for the quarter ending June 30, 2006:

Aircraft maintenance and repair costs. Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per contract. Under the terms of our power-by-the-hour agreements, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions.

Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under our existing aircraft lease agreements, pay maintenance reserves to aircraft lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are specifically to be used to reimburse third-party providers that furnish services in connection with maintenance of our leased aircraft. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. However, if amounts on deposit are insufficient to cover the invoices, we must cover the shortfall because, as noted above, we are legally responsible for maintaining the leased aircraft. Under certain of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts; whereas at the expiration of certain other of our existing aircraft lease agreements any such excess amounts are returned to us. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider. Therefore, we record these amounts as prepaid maintenance on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Prepaid maintenance totaled $22.3 million as of December 31, 2005. Any excess amounts retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at that time.

Note 4. Business Combinations, page F-14

7.              From you filing, it appears your paid $218.3 million on behalf of Hawaiian upon its emergence from bankruptcy. You state that holders of non lease-related claims received full payment of their claims in cash and that holders of lease-related claims received a combination of Holdings stock, convertible notes, and cash. Please tell us whether the $218.3 million represents payments to all claimants or solely to lease related claimants. Because you state holders of non lease-related claims received full payment in cash, it appears the purpose of the bankruptcy was to modify Hawaiian’s lease agreements. Please tell us whether our understanding is correct. We note from page 5 that you recorded Hawaiian’s emergence from bankruptcy as a business combination under SFAS 141 and recorded assets and liabilities of Hawaiian at their fair values as of June 2, 2005. Please tell us why you believe this basis of accounting is appropriate in consideration of the guidance in SAB Topic 5.T, which requires that expenses paid by principal stockholders be accounted for as contributed capital. Include in your response a balance sheet with the historical values of each entity, the fair value purchase adjustments and the combined reported balances. Please also include the purchase price allocation and provide further details on what consideration was used for the “re-acquisition” of the company.

8.              Please provide us with a purchase price allocation that provides the total consideration per page F-14 allocated to the appropriate assets and liabilities acquired in the merger. Include in your response a description of factors that lead to recording significant amounts of goodwill. Refer to SFAS 141, paragraph 52.

Hawaiian filed for bankruptcy protection due to significant liquidity issues in March of 2003. For the year ended December 31, 2002, the Company incurred an operating loss of $56.1 million and, excluding the positive effect of an advance on the sale of frequent flyer miles, used $13.6 million of cash in operations. Additionally, unrestricted cash on hand had fallen below $30 million and the Company would ultimately use $32.6 million of cash in operations for the quarter ended March 31, 2003. That said, the aircraft leases in place at that time were the most significant element of the Company’s liquidity issues and the Company had engaged in extensive negotiations, prior to filing for bankruptcy protection, with Hawaiian’s various aircraft lessors to attempt to restructure the leases on a consensual basis outside of bankruptcy. These negotiations, however, were unsuccessful, and, given a significant immediate cash requirement under Hawaiian’s Boeing 717-200 aircraft leases, together with the low level of unrestricted cash on hand, the poor condition of the airline industry in general in early 2003, and the prospect of continued liquidity issues, Hawaiian filed for bankruptcy protection on March 21, 2003.

At the time of the bankruptcy filing, then-current management of the Company expected that Hawaiian’s operating leases would be renegotiated quickly through the Chapter 11 bankruptcy process and that the Company and Hawaiian would continue to have a common board of directors and common management.  Those expectations, however, proved incorrect, as, subsequent to the bankruptcy filing, a Chapter 11 trustee (the “Trustee”) was appointed to manage and operate Hawaiian’s business, instead of the common board of directors and common management of the Company and Hawaiian.  Management at the time of the bankruptcy filing had publicly stated that they believed the bankruptcy would be relatively short; however, it eventually lasted over 26 months and involved not only the renegotiation of Hawaiian’s aircraft leases, but also the renegotiation of all of Hawaiian’s labor agreements, significant changes to the defined benefit plan for Hawaiian’s pilots, changes to Hawaiian’s route structure and other restructuring activities.  During the period subsequent to the appointment of the Trustee until Hawaiian’s emergence from bankruptcy on June 2, 2005, the Company had no control or significant influence over Hawaiian, or access to non-public financial or operating information of Hawaiian.  The Trustee was in charge of operating Hawaiian’s business and the bankruptcy court had to approve all significant actions taken by the Trustee. Also, during this period of time, Hawaiian’s operating results and business prospects significantly improved due to several factors, including both actions taken by Hawaiian in bankruptcy under the direction of the Trustee and general improvements in the Hawaii market.  As a result of these improvements, the enterprise value of Hawaiian increased significantly during the bankruptcy such that all creditors received payment in full of all allowed claims (excluding interest thereon), including not only the aircraft lease claims, but also all unsecured claims as well.

During 2004, after Hawaiian’s operating results and business prospects significantly improved, the Trustee began soliciting bids for potential investors in Hawaiian under a process approved by the bankruptcy court.  Twenty-two parties expressed an interest in investing in Hawaiian as part of a plan of reorganization, executed confidentiality agreements and received a confidential offering memorandum.  At this point, there was significant uncertainty that the Company would ever regain control of Hawaiian as all competitive bids received by the Trustee clearly demonstrated the Company would have no future equity interest in Hawaiian.  It wasn’t until August 2004, after new management was in place at the Company, that the Company and the Trustee negotiated the Joint Plan of Reorganization that was ultimately selected by the Trustee as Hawaiian’s plan of reorganization.

Upon Hawaiian’s emergence from bankruptcy, the Company evaluated the appropriate accounting for its regaining of control of Hawaiian.  Because the reorganization value of the assets of Hawaiian immediately before the plan confirmation date was greater than the total of all post-petition liabilities and allowed claims, Hawaiian did not apply “fresh-start” reporting pursuant to paragraph 36 of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.   Paragraph 9 of Statement 141, Business Combinations, provides that “a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities” (emphasis added).   The consummation of the Joint Plan of Reorganization resulted in the Company regaining control of Hawaiian, which it did not have subsequent to the appointment of the Trustee, by redeeming claims of creditors that had equity-like characteristics because they had a higher priority claim to the assets of Hawaiian than the common stock interests owned by the Company.  Additionally, in order to regain control of Hawaiian, the Company had been required to bid against other potential buyers for the assets of the Hawaiian, a process that treated the Company as a potential buyer and not a controlling shareholder. Therefore, the Company concluded that purchase accounting should be applied, and the assets and liabilities of Hawaiian were recorded at fair value upon re-consolidation.

In determining the appropriate accounting, the Company considered the remarks made by Randolph P. Green (Professional Accounting Fellow, Office of the Chief Accountant) at the 2003 AICPA National Conference on Current SEC Developments, regarding the consolidation of a subsidiary in bankruptcy, and, in fact, did continue to consolidate Hawaiian through the date of the filing of the motion seeking the appointment of the Trustee, based on then-management’s belief that Hawaiian’s bankruptcy would be brief and the Company would regain control of Hawaiian in a relatively short period of time.  However, as evident from the preceding discussion, Hawaiian’s bankruptcy ended up being much longer and all-encompassing than initially anticipated, and thus the Company concluded that accounting for the reorganization similar to a prepackaged or prearranged bankruptcy and continuing to consolidate Hawaiian, similar to fact pattern described by Mr. Green, was not appropriate.   The Company also evaluated the guidance in Staff Accounting Bulletin Topic 5.T, which in this case applies to the separate financial statements of Hawaiian that are included in the Company’s filings.  In those financial statements, the full costs of the lease restructurings, regardless of whether paid by the Company or Hawaiian, are reflected in the financial statements of Hawaiian.  These expenses, however, are not reflected in the Company’s consolidated financial statements because Hawaiian was not consolidated during the period it did not control Hawaiian pursuant to paragraph 13 of Statement 94, Consolidation of All Majority-Owned Subsidiaries,(2) and consistent with the above discussion.

(2)             Paragraph 13 of Statement 94, Consolidation of All Majority-Owned Subsidiaries, provides that “a majority owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy….).”

At the Staff’s request, attached to this letter the Company has provided (i) a combining balance sheet reflecting the historical values of each entity, the fair value purchase accounting adjustments, and the consolidated opening balances and (ii) the allocation of the purchase price of $218.3 million.  The purchase price represents payments made to all claimants and consists of common stock and subordinated convertible notes issued by the Company, cash paid to claimants and the accrual of estimated unpaid claims as of the acquisition date, as indicated on page F-14.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Note 5.  Debt and Common Stock Warrants, page 11

9.              Please provide further detail on your accounting for the amendment to the Senior Credit Facility as a debt modification.  Based on the disclosures provided in Note 6 of the December 31, 2005 10-K, which indicate that the Company borrowed $20.8 million under the previous credit facility versus the $62.5 million borrowed under the new facility, we are unclear as to why the refinancing was not accounted for as a debt extinguishment since it appears that cash flows under the terms of the old and new credit facilities differed by more than 10%.  Please advise or revise as appropriate.  Refer to the guidance outlined in EITF 96-19.

Pursuant to the provisions of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, the Company performed a discounted cash flow analysis of the remaining cash flows associated with the Senior Credit Facility before and after it was amended on March 13, 2006.  The original and new debt instrument has a floating interest rate; therefore, in accordance with EITF 96-19, the discount rate used to calculate the present value of the cash flows was the variable rate in effect at the date of the modification, and the cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument less any amounts received by the Company from the creditor as part of the exchange, as follows (in millions, except as indicated):

Present value of remaining cash flows of the original instrument	$18.75

Present value of cash flows of new debt instrument	$61.71
Less: amounts received by the Company from the creditor	(43.75)
$17.96

Percentage difference	4.71%

Because the present value of the cash flows under the new terms did not differ from the present value of the remaining cash flows under the original loan terms by more than 10%, the amendment to the Senior Credit Facility was accounted for as a modification.

*    *    *    *    *    *    *    *

Closing Comments

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.               The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram

                                                                                                Chief Financial Officer

                                                                                                                Hawaiian Holdings, Inc.

cc:   Donald J. Carty, Audit Committee Chairman

        Charles I. Weissman, Dechert LLP

        Darrell L. McKown, Ernst & Young LLP

Attachment I — Consolidating Balance Sheet
(in thousands)

	Hawaiian Holdings	Hawaiian Airlines	Adjustments		Consolidated
Assets
Cash and cash equivalents	$807	$118,176	$(4,491	)(1)	$114,492
Restricted cash	—	57,448	—		57,448
Accounts receivable	—	35,636	15,797	(2)	51,433
Spare parts and supplies	—	10,911	2,219	(2)	13,130
Deferred taxes, net	—	—	13,576	(2)	13,576
Prepaid expenses and other	175	30,854	130	(2)	31,159
Property and equipment	—	59,844	(10,314	)(2)	49,530
Long-term prepayments and other	—	60,111	(35,183	)(3)	24,928
Intangible assets	—	—	205,560	(4)	205,560
Goodwill	—	—	105,823	(4)	105,823
Total assets	$982	$372,980	$293,117		$667,079

Liabilities and equity (deficiency)
Accounts payable	$2,403	$42,612	$5,011	(5)	$50,026
Air traffic liability	—	166,464	(13,535	)(2)	152,929
Accrued liabilities	182	37,408	9,605	(5)	47,195
Debt and capital lease obligations	—	29,601	67,461	(6)	97,062
Accumulated pension and other benefits	—	171,868	28,909	(2)	200,777
Losses in excess of inv. in Hawaiian	61,302	—	(61,302	)(7)	—
Other liabilities	1,421	37,305	11,595	(8)	50,321
Liabilities subject to compromise	—	209,461	(209,461	)(9)	—
Shareholders’ equity (deficiency)	(64,326)	(321,739)	454,834	(10)	68,769
Total liabilities and equity (deficiency)	$982	$372,980	$293,117		$667,079

Footnotes

(1)             Net cash activity of the Company and Hawaiian

(2)             Adjust the assets and liabilities of Hawaiian to fair value

(3)             Record debt financing costs and adjust the assets and liabilities of Hawaiian to fair value

(4)             Record the identifiable intangible assets and goodwill of Hawaiian

(5)             Accrue estimated unpaid claims against Hawaiian and adjust the assets and liabilities of Hawaiian to fair value

(6)             Record the debt issued to finance Hawaiian’s reorganization and adjust the assets and liabilities of Hawaiian to fair value

(7)             Eliminate the losses in excess of investment in Hawaiian upon the acquisition and consolidation of Hawaiian

(8)             Eliminate the amounts due from the Company to Hawaiian upon the acquisition and consolidation of Hawaiian and adjust the assets and liabilities of Hawaiian to fair value

(9)             Record the extinguishment of Hawaiian’s liabilities subject to compromise upon its emergence from bankruptcy

(10)       Record the equity issued by the Company and eliminate the historical shareholders’ deficiency of Hawaiian

Attachment II — Reconciliation of Purchase Price to Fair Value of Net Assets Acquired
(in thousands)

Purchase price		$218,308

Fair value of assets acquired:
Cash and cash equivalents	$113,685
Restricted cash	57,448
Accounts receivable	51,433
Spare parts and supplies	13,130
Deferred taxes, net	13,576
Prepaid expenses and other	30,984
Property and equipment	49,530
Long-term prepayments and other	24,928
Intangible assets	205,560
Goodwill	105,823	666,097

Fair value of liabilities assumed:
Accounts payable	47,623
Air traffic liability	152,929
Accrued liabilities	47,013
Debt and capital lease obligations	78,352
Accumulated pension and other benefits	200,777
Other liabilities	50,321	577,015

Net assets acquired		89,082

Reconciling items:
Losses in excess of Investment in Hawaiian Airlines		61,302
Amount due from Hawaiian Holdings to Hawaiian Airlines		1,421
Cash payments made by Hawaiian Airlines, not included in cash acquired		48,257
Accruals for estimated unpaid claims, included in liabilities assumed		18,246
		$218,308